August 10, 2007

Mail Stop 4561

Mr. Dwight O. Seegmiller
Director, President and Chief Executive Officer
Hills Bancorporation
131 Main Street
Hills, Iowa 52235

Re: Hills Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-Q for Fiscal Quarters Ended
March 31, 2007 and June 30, 2007
File Number: 000-12668

Dear Mr. Seegmiller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 8, 2007

Report of Independent Registered Public Accounting Firm, page 53

1.	We note that both your independent auditors report and auditors consent, filed as exhibit 23, are dated as of March 9, 2007. We also note, however, that your Form 10-K was filed on March 8, 2007. Paragraph 23 of SAS No. 103 states that the audit report date should be the date on which the auditor has obtained sufficient appropriate audit evidence to support the opinion, which we expect would be prior to the filing of your 10-K. Please reconcile this apparent inconsistency and amend your filing, as appropriate.

Consolidated Balance Sheets, page 54

2.	We note your presentation of redeemable common stock held by employee stock ownership plan as "mezzanine" equity. We also note your disclosure in Note 8 on page 70, which states that the maximum cash obligation related to these securities should be reflected as a liability. Please tell us why you have not recorded these within the liability section of your balance sheet and revise your filing or explain why the current balance sheet classification is appropriate, including the authoritative guidance supporting this conclusion, as applicable.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief